UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED
(Translation of registrant's name into English)

1330 – 200 Granville Street
Vancouver, British Columbia, V6C 1S4, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

INCORPORATION BY REFERENCE

Exhibit 99.1 (Material Change Report) to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of Great Panther Silver Limited (File No. 333-214201).

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated July 10, 2017(1)

99.2	Amended and Restated Share Purchase Agreement dated 9 June 2017(1)

99.3	First Amendment to Amended and Restated Share Purchase Agreement dated 28 June 2017 (1)

(1)	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

Date: July 10, 2017

/s/ Jim Zadra

Jim Zadra
Chief Financial Officer